UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 001-40352

GENIUS SPORTS LIMITED

(Translation of registrant’s name into English)

Genius Sports Limited

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to securityholders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s securityholders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 6, 2021, Genius Sports Limited, a Guernsey corporation (“Genius”), Genius Sports SS Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Genius (“NewCo”), Stadium Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Genius (“Merger Sub I”), Genius Sports SS, LLC, a Delaware limited liability company and a wholly owned subsidiary of NewCo (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), Second Spectrum, Inc., a Delaware corporation (“Second Spectrum”), and Fortis Advisors, LLC, a Delaware limited liability company, in its capacity as the Securityholders’ Agent, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, (i) Merger Sub I will be merged with and into Second Spectrum (the “First Merger”), with Second Spectrum continuing as the surviving corporation and (ii) immediately following the First Merger, Second Spectrum (as the surviving corporation in the First Merger) will be merged with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II continuing as the surviving entity. The aggregate purchase price for the acquisition of Second Spectrum is $200.0 million, subject to customary holdbacks and adjustments, including a portion of the purchase price to be deposited into escrow accounts to secure potential post-closing obligations of the securityholders of Second Spectrum. The aggregate purchase price will be paid in cash and shares of common stock of Genius (the “Genius Common Stock”).

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the First Merger (the “First Effective Time”), each share of common stock, par value $0.00001 per share, of Second Spectrum (“SS Common Stock”) (other than shares of SS Common Stock owned by Genius, NewCo, the Merger Subs or Second Spectrum or any direct or indirect wholly owned subsidiary of Genius or Second Spectrum) issued and outstanding immediately prior to the First Effective Time will be automatically cancelled and converted into the right to receive (i) the purchase price per share, which will be satisfied 50% in cash and 50% in shares of Genius Common Stock plus (ii) an amount in cash equal to any additional merger consideration resulting from adjustments or the return of amounts held back at closing (clauses (i) and (ii) collectively, the “Merger Consideration”), subject to potential proportionate adjustment to the percentages of cash and shares of Genius Common Stock in connection with a savings provision intended to preserve the qualification of the Mergers as a tax free reorganization. Under the Merger Agreement, for purposes of calculating the Merger Consideration, the price of Genius Common Stock will be set at $21 per share.

The Merger Agreement also provides that, at the First Effective Time, each outstanding and unexercised option to purchase SS Common Stock that is vested (each, an “SS Stock Option”) will be cancelled and converted into the right to receive an amount in cash equal to (a) the purchase per share price less the applicable exercise price plus (b) an amount equal to any additional merger consideration resulting from adjustments or the return of amounts held back at closing.

The consummation of the Mergers is subject to, among other things, (1) the adoption of the Merger Agreement by the stockholders of Second Spectrum required under Second Spectrum’s organizational and governing documents and applicable law, (2) the expiration or termination of any applicable waiting period (or extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (3) the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any governmental body enjoining or otherwise preventing or impeding the consummation of the Mergers, (4) the absence of a material adverse effect on Second Spectrum, and (5) certain other customary conditions, including relating to the parties’ representations and warranties in the Merger Agreement and the performance of their respective obligations thereunder. The Merger Agreement contains customary representations and warranties made by each of Genius, NewCo, the Merger Subs and Second Spectrum. The Merger Agreement also contains customary pre-closing covenants and termination rights of the parties.

Genius intends to issue the shares of Genius Common Stock in connection with the acquisition of Second Spectrum in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemptions set forth in Section 4(a)(2) of the Securities Act and Rule 506 under Regulation D. Genius has agreed to file a Registration Statement on Form F-1 covering the resale of such shares of Genius Common Stock.

On May 6, 2021, Genius issued a press release announcing the entry into the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

Cautionary Statement Regarding Forward-Looking Statements

This Report on Form 6-K contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the Company’s Annual Report on Form 20-F.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENIUS SPORTS LIMITED

Date: May 6, 2021	By:	/s/ Mark Locke

Name:	Mark Locke
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated May 6, 2021